

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 27, 2011

<u>Via E-Mail</u>
Mr. Robert J. Laikin
Chairman of the Board and Chief Executive Officer
Brightpoint, Inc.
7635 Interactive Way, Suite 200
Indianapolis, Indiana 46278

> **Re: Brightpoint, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed on February 25, 2011**
> **File No. 001-12845**

Dear Mr. Laikin:

We have reviewed your response dated June 8, 2011 and your filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2010</u>

<u>Financial Statements, page 54</u>

<u>Note 11. Shareholder's Equity, page 77</u>

1. We note your response to prior comment 2 where you indicate that you view the stock repurchase agreement to be part of a settlement agreement where NC Holding agreed to transfer to you 3 million shares of your own stock, which you valued at $23.2 million, in exchange for $15.5 million in cash and your agreeing to forego your indemnification

claims of an amount in excess of $18 million. To help us better consider your accounting for the transaction, please address the following:

- Tell us whether NC Holdings held common stock of Brightpoint prior to the 2007 Dangaard Telecom acquisition or whether the shares being returned to you represented part of the shares issued as consideration for that acquisition.

- Tell us the number of shares you issued as consideration in the 2007 Dangaard Telecom acquisition and the per share value you used to determine total purchase price of that acquisition.

- Tell us whether the 3 million shares transferred to you represented the 3 million shares held in escrow as part of your merger agreement with Dangaard Telecom in July 2007.

- Clarify for us how you considered the more than $18 million in indemnification claims in your application of the guidance in ASC 505-30-30-2.

- Tell us whether any of the adjustments that resulted in your claims for indemnification (i.e., for the write-down of excess and obsolete inventory to fair value, the adjustment of certain warranty reserves to fair value and impairment charges for terminating the implementation of an enterprise resource planning system) were recorded in your financial statements and, if so, when and where.

You may contact Jeanne Bennett at (202) 551-3606, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, if you have questions regarding our comments. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant